MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2023

As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Docebo”, “we”, “us” or “our” refer to Docebo Inc., together with our subsidiaries, on a consolidated basis as constituted on March 31, 2023.

This MD&A for the three months ended March 31, 2023 and 2022 should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and accompanying notes thereto for the three months ended March 31, 2023 and 2022, and the Company's audited annual consolidated financial statements and accompanying notes thereto for the year ended December 31, 2022. The financial information presented in this MD&A is derived from the Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023 and 2022 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are in thousands of United States dollars except where otherwise indicated.

This MD&A is dated as of May 10, 2023.

Forward-looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, the ongoing impact of COVID-19, the war in Ukraine and inflation, including actions of Central banks to contain it, on our business, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information includes, but is not limited to, statements regarding the Company’s business; future financial position and business strategy; the learning management industry; our growth rates and growth strategies; addressable markets for our solutions; the achievement of advances in and expansion of our platform; expectations regarding our revenue and the revenue generation potential of our platform and other products; our business plans and strategies; and our competitive position in our industry. This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to attract and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; currency exchange and interest rates; the impact of inflation and global macroeconomic conditions; the impact of competition; the severity, duration and impacts of COVID-19 on the economy and our business; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this MD&A, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:
•the Company’s ability to execute its growth strategies;
•the impact of changing conditions in the global corporate e-learning market;
•increasing competition in the global corporate e-learning market in which the Company operates;
•fluctuations in currency exchange rates and volatility in financial markets;
•changes in the attitudes, financial condition and demand of our target market;
•the Company’s ability to operate its business and effectively manage its growth under evolving macroeconomic conditions, such as high inflation and recessionary environments;
•developments and changes in applicable laws and regulations;
•fluctuations in the length and complexity of the sales cycle for our platform, especially for sales to larger enterprises; and
•such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form dated March 8, 2023 (“AIF”), which is available under our profile on SEDAR at www.sedar.com.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Summary of Factors Affecting our Performance” and in the “Risk Factors” section of our AIF, should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our AIF, can be found on SEDAR at www.sedar.com.

Overview

At Docebo, our mission is to redefine the way enterprises, including their internal and external workforces, partners and customers, learn by applying new technologies to the traditional corporate Learning Management System (“LMS”) market. Founded in 2005, we provide an easy-to-use, highly configurable and affordable learning platform with the end-to-end capabilities and critical functionality needed to train internal and external workforces, partners and customers. Our solution allows our customers to take control of their desired training strategies and retain institutional knowledge, while providing efficient course delivery, tracking of learning progress, advanced reporting tools and analytics. Our robust platform helps our customers centralize a broad range of learning materials from peer enterprises and learners into one LMS to expedite and enrich the learning process, increase productivity and grow teams uniformly.

Our platform is now used by more than 3,500 companies of all sizes, providing access to learners situated around the world in a variety of languages. Our clients range from select small local businesses, with a focus on mid-sized enterprises, to large multi-nationals, including service, financial, technology and resource-based companies and consulting firms. We have registered offices in Toronto, Canada, Athens, Georgia (USA), Biassono, Italy, Dubai, United Arab Emirates, London, England, Paris, France, Frankfurt, Germany, Melbourne, Australia, and Dublin, Ireland. Our platform is sold primarily through a direct sales force located in several of these offices. We also have some relationships with resellers and other channel partners, such as human resource and payroll services providers.

Docebo offers a learning solution which currently includes: (i) “Docebo Learn LMS”, (ii) “Docebo Shape”, (iii) “Docebo Content”, (iv) “Docebo Learning Impact”, (v) “Docebo Learn Data”, (vi) “Docebo Connect” and (vii) “Docebo Flow”.

•Docebo Learn LMS is a cloud-based learning platform that allows learning administrators to deliver scalable and flexible personalized learning experiences, from formal training to social learning, to multiple internal, external and blended audiences.

•Docebo Shape is an AI-based learning content creation tool that enables users to turn internal and external resources into engaging, multilingual microlearning content to share across their business in minutes, without needing months to master the tool.

•Docebo Content allows learning administrators to unlock the industry’s best-learning content and get high-quality, off-the-shelf learning content in front of your learners. Learning administrators can select the most impactful e-learning content by partnering with a Docebo Content specialist to help curate the right resources.

•Docebo Learning Impact is a learning measurement tool that enables learning administrators to prove and improve the impact of their training programs and validate their company’s investment in learning with optimized questionnaires, learning benchmarks and actionable next steps.

•Docebo Learn Data allows learning administrators to securely integrate their own internal data warehouse and any other business intelligence tool with both the raw data from Docebo Learn LMS and the key performance learning analytics to gain a comprehensive view into how their learning programs are powering their business; connecting learning data to business results.

•Docebo Connect enables organizations to seamlessly connect Docebo to any custom tech stack, making integrations faster and more effective.

•Docebo Flow is a product that allows businesses to directly inject learning into other software environments, helping organizations to create contextual in-product training and learning experience.

Additional modules can also be purchased with the LMS platform including: “Docebo for Salesforce”, “Docebo Embed (OEM)”, “Docebo Mobile App Publisher”, “Docebo Extended Enterprise”, and “Docebo Discover, Coach & Share”. Docebo for Salesforce is a native integration that leverages Salesforce’s API and technology architecture to produce a learning experience that remains uniform no matter the use-case. Docebo Embed (OEM) eliminates disjointed learner experiences, long development cycles and ineffective partner models by allowing original equipment manufacturers (“OEMs”) to embed and re-sell the Docebo learning suite as a part of their software, including HCM, risk management and retail/hospitality SaaS product suites. Docebo’s Mobile App Publisher product allows companies to create their own branded version of the award-winning “Docebo Go.Learn” mobile learning application and publish it as their own in Apple’s App Store, the Google Play Store or in their own Apple Store for Enterprise. Docebo Extended Enterprise breeds customer education, partner enablement, and retention by allowing customers to train multiple external audiences with a single LMS solution. Lastly, Docebo Discover, Coach

& Share enhances the learning experience by going beyond the limits of formal training by bringing social learning into their LMS to create a culture of social learning.

We generate revenue primarily from the provision of access to our platform, which is typically provided on the basis of an annual subscription fee and prepaid on a quarterly or annual basis. We offer our customers the flexibility to choose annual or multi-year contract terms, with the majority of our enterprise customers choosing three years. This results in a relatively smooth revenue curve with good visibility into near-term revenue growth. We typically enter into subscription agreements with our customers, with pricing based on the number of active users, with minimum user commitment levels, in a measured time period, and the number of modules requested by the customer. Our goal is to continue to grow revenues arising from our existing customer base as well as adding new subscription customers to our platform. Our business does not have significant seasonal attributes, although historically the sales in the fourth quarter have tended to be slightly stronger than the first three. The Company operates on a global basis and for this reason has decided to report its consolidated financial results in U.S. dollars notwithstanding that the Company’s functional currency is the Canadian dollar. The Company does not currently hedge its exposure to currencies different than its functional currency.

The Company’s shares are listed under the symbol “DCBO” on both the Toronto Stock Exchange, as of October 8, 2019, following the completion of its public offering in Canada (the “TSX IPO”) and the Nasdaq Global Select Market (the “Nasdaq”), as of December 3, 2020, following the completion of its initial public offering in the United States (the “Nasdaq IPO” and together with the TSX IPO, the “IPOs”).

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This MD&A makes reference to certain non-IFRS measures including key performance indicators used by management and typically used by our competitors in the software-as-a-service (“SaaS”) industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures referred to in this MD&A include “Annual Recurring Revenue”, “Average Contract Value ”, “Adjusted EBITDA”, “Adjusted Net Income (Loss)”, “Adjusted Net Income (Loss) per Share - Basic and Diluted” “Working Capital” and “Free Cash Flow”.

Key Performance Indicators

We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provides us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

Annual Recurring Revenue. We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including OEM contracts) as at the date being measured, excluding non-recurring revenues from implementation, support and maintenance fees. Our customers generally enter into one to three year contracts which are non-cancellable or cancellable with penalty. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

Average Contract Value. Average Contract Value is calculated as total Annual Recurring Revenue divided by the number of active customers.

Annual Recurring Revenue and Average Contract Value as at March 31 was as follows:

	2023	2022	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	164.9	129.3	35.6	27.5%
Average Contract Value (in thousands of US dollars)	47.0	43.9	3.1	7.1%

Adjusted EBITDA

Adjusted EBITDA is defined as net income (loss) excluding net finance income, depreciation and amortization, income taxes, share-based compensation and related payroll taxes, other income, foreign exchange gains and losses, loss on disposal of assets (if applicable), acquisition related compensation and transaction related expenses.

The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net income (loss).

The following table reconciles Adjusted EBITDA to net income (loss) for the periods indicated:

	Three months ended March 31,
	2023	2022
	$	$
Net income (loss) for the period	1,245	(6,959)
Finance income, net(1)	(2,167)	(19)
Depreciation and amortization(2)	707	580
Income tax expense	363	129
Share-based compensation(3)	1,267	1,215
Other expense (income)(4)	183	(21)
Foreign exchange loss(5)	102	3,391
Acquisition related compensation(6)	256	295
Transaction related expenses(7)	254	101
Adjusted EBITDA	2,210	(1,288)
Adjusted EBITDA as a percentage of total revenue	5.3%	(4.0)%

(1)Finance income, net, is primarily related to interest income earned on the net proceeds from the IPOs as the funds are invested in highly liquid short-term interest-bearing marketable securities which is offset by interest expenses incurred on lease obligations, and contingent consideration.

(2)Depreciation and amortization expense is primarily related to depreciation expense on right-of-use assets (“ROU assets”), property and equipment and acquired intangible assets.

(3)These expenses represent non-cash expenditures recognized in connection with the issuance of share-based compensation to our employees and directors and cash payroll taxes paid on gains earned by option holders when stock options are exercised.

(4)Other expense (income) is primarily comprised of rental income from subleasing office space.

(5)These non-cash gains and losses relate to foreign exchange translation.

(6)These costs represent acquisition related retention incentives associated with the achievement of both yearly performance milestones and continued employment for employees of the acquiree as agreed upon in the purchase agreement.

(7)These expenses relate to professional, legal, consulting, accounting and other fees related to acquisition activities that would otherwise have not been incurred and are not considered an expense indicative of continuing operations.

Adjusted Net Income (Loss) and Adjusted Income (Loss) per Share - Basic and Diluted

Adjusted Net Income (Loss) is defined as net income (loss) excluding amortization of intangible assets, share-based compensation and related payroll taxes, acquisition related compensation, transaction related expenses, foreign exchange gains and losses, and income taxes.

Adjusted Net Income (Loss) per share - basic and diluted is defined as Adjusted Net Income (Loss) divided by the weighted average number of common shares (basic and diluted).

The IFRS measure most directly comparable to Adjusted Net Income (Loss) presented in our financial statements is net income (loss).

The following table reconciles net income (loss) to Adjusted Net Income (Loss) for the periods indicated:

	Three months ended March 31,
	2023	2022
	$	$
Net income (loss) for the period	1,245	(6,959)
Amortization of intangible assets	85	88
Share-based compensation	1,267	1,215
Acquisition related compensation	256	295
Transaction related expenses	254	101
Foreign exchange loss	102	3,391
Income tax expense related to adjustments(1)	18	92
Adjusted net income (loss)	3,227	(1,777)

Weighted average number of common shares - basic	33,153,231	33,017,421
Weighted average number of common shares - diluted	34,159,651	33,017,421
Adjusted net income (loss) per share - basic	0.10	(0.05)
Adjusted net income (loss) per share - diluted	0.09	(0.05)
(1) This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.

See “Liquidity, Capital Resources and Financing - Working Capital” and “Liquidity, Capital Resources and Financing - Free Cash Flow” in this MD&A for an explanation of Working Capital and Free Cash Flow (and, in the case of Free Cash Flow, a reconciliation of such measure to the most directly comparable IFRS measure presented in our financial statements).

Summary of Factors Affecting Our Performance

We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below and in the “Risk Factors” section of the AIF.

Market adoption of our SaaS platform

We intend to continue to drive adoption of our SaaS platform by scaling our solutions to meet the needs of both new and existing customers. We believe that there is significant potential to increase penetration of our total addressable market and attract new customers. We plan to do this by further developing our products and services as well as continuing to invest in marketing strategies tailored to attract new businesses to our platform, both in our existing geographies and new markets around the world. We plan to continue to invest in our platform to expand our customer base and drive market adoption. The success of our operations may fluctuate as we make these investments.

Up-selling with existing customers

Our existing customers represent a significant opportunity to up-sell additional functionality with limited incremental sales and marketing expense. We plan to continually invest in product development and sales and marketing to add additional solutions to our platform as well as increase the usage and awareness of our platform. Our future revenue growth and our ability to achieve and maintain profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our platform.

The length and complexity of our sales cycle may fluctuate significantly which could result in significant fluctuations in revenues being recognized from quarter to quarter

The decision by a customer to use our platform may involve a comprehensive implementation process across the customer's network or networks. As a result, use of our platform and any related professional services may entail a significant commitment of resources by prospective customers, accompanied by the attendant risks and delays frequently associated with significant technology implementation projects. Given the investment and commitment of resources required by an organization to implement our platform, in particular of larger enterprise customers, our sales cycle may be longer compared to other companies within our industry, as well as companies in other industries. If there is a reduction in information technology spending, due to weak economic conditions or otherwise, it may take several months, or even several quarters, for marketing opportunities to materialize. Additionally, due in part to the effects of the recent macroeconomic uncertainty, we have experienced and may continue to experience longer sales cycles for new customers and existing customer expansions, as existing and potential customers have increased scrutiny on information technology spending and budgets.

Scaling our sales and marketing team

Our ability to achieve significant growth in future revenue will largely depend upon the effectiveness of our sales and marketing efforts. The majority of our sales and marketing efforts are accomplished in-house and we believe the strength of our sales and marketing team is critical to our success. We have invested, and intend to continue to invest meaningfully, in the expansion of our sales force and consequently, we anticipate that our headcount will continue to increase as a result of these investments.

Foreign currency

The Company’s functional currency is Canadian dollars, the functional currency for our subsidiaries is the local currency of the country the foreign operation is located in and our presentation currency is the U.S. dollar. Our results of operations are converted from our functional currency to U.S. dollars using the average foreign exchange rates for each period presented. As a result, our results of operations will be adversely impacted by a decrease in the value of the U.S. dollar relative to the Euro and Canadian dollar. See “Risk Factors” section of our AIF for a discussion on exchange rate fluctuations and their potential negative effect on our results of operations.

Natural disasters, public health crises, political crises, or other catastrophic events

Our business and financial condition have been, and we believe will continue to be, impacted by adverse and uncertain macroeconomic conditions, including higher inflation, higher interest rates, and supply chain challenges, fluctuations or volatility in capital markets or foreign currency exchange rates, the collapse of financial institutions, such as Silicon Valley Bank, and related uncertainty, the COVID-19 pandemic, and geopolitical events such as the ongoing conflict between Russia and Ukraine. In particular, we have experienced in certain instances, and we believe we will continue to experience, longer sales cycles or generally increased scrutiny on spending from existing and potential customers due to macroeconomic uncertainty. We cannot be certain how long these uncertain macroeconomic conditions and the resulting effects on our industry, our business strategy, and customers will persist.

If we fail to retain key employees or to recruit qualified technical and sales personnel, our business could be harmed.

We believe that our success depends on the continued employment of our senior management and other key employees. In addition, because our future success is dependent on our ability to continue to enhance and introduce new platform features, we are heavily dependent on our ability to attract and retain qualified personnel with the requisite education, background, and industry experience. As we expand our business, our continued success will also depend, in part, on our ability to attract and retain qualified sales, marketing, and operational personnel capable of supporting a larger and more diverse customer base. We and our competitors continue to face significant turnover in our employee base. Qualified individuals are in high demand in our industry, and we may incur significant costs to attract and retain them. The loss of the services of a significant number of our technology or sales personnel could be disruptive to our business development efforts or customer relationships. In addition, if any of our key employees join a competitor or decides to otherwise compete with us, we may experience a material disruption of our operations and business strategy, which may cause us to lose customers or increase operating expenses and may divert our attention as we seek to recruit replacements for the departed employees. Further, changes we make to our current and future work environments (including in connection with COVID-19, such as remote or in-office environments and health and safety matters) may not meet the needs or expectations of our employees or may be perceived as less favourable compared to other companies’ policies, which could negatively impact our ability to hire and retain qualified personnel. Our future work strategy and continued efforts related to employee onboarding, training and development and retention may not be successful. Further, our future work strategy is continuing to evolve and may not meet the needs of our existing and potential future employees and they may prefer work models offered by other companies.

Key Components of Results of Operations

Docebo has always been operated and managed as a single economic entity, notwithstanding the fact that it has operations in several different countries. There is one management team that directs the activities of all aspects of the Company and it is managed globally through global department heads. As a result, we believe that we have one operating segment, being the consolidated company. Over time, this may change as the Company grows and when this occurs we will reflect the change in our reporting practice.

Revenue

We generate revenue from the following two primary sources:

•Recurring Subscriptions to Our Learning Platform and Related Products. Our customers enter into agreements that provide for recurring subscription fees. The majority of the customer agreements currently being entered into have a term of one to three years and are non-cancellable or cancellable with penalty. Subscription revenue per contract will vary depending upon the particular products that each customer subscribes for, the number and type of learners intended to utilize the platform and the term of the agreement. Subscription revenue is typically recognized evenly over the enforceable term of a contract, commencing on the in-service date.

•Professional Services. Our customers generally require support in implementing our product and training their learners. This support can include system integration, application integration, learner training and any required process-change analysis. Normally, these services are purchased at the same time as the original customer agreement is completed and while they are usually delivered during the 60-120 days immediately following the effective date of the customer agreement, timing can vary. As a result, unlike the recognition of recurring subscription revenue, the recognition of professional service revenue can be recorded unevenly from period to period. When customer agreements are renewed, there is not typically a need for additional professional services so as overall revenue increases over time, the percentage of revenue that is generated from professional services will decrease. Revenues derived from professional services are recognized over the term that the service is provided.

Our agreements generally do not contain any cancellation or refund provisions without penalty, other than in the case of our default.

Cost of Revenue

Cost of revenue is comprised of costs related to provisioning and hosting our learning platform and related products, the delivery of professional services, and customer support. Significant expenses included in cost of revenue include employee salaries and benefits expenses, web hosting fees, third party service fees, and software costs. Share-based compensation and depreciation and amortization are excluded.

Operating Expenses

Our primary operating expenses are as follows:

•General and Administrative. General and administrative expenses consist of employee salaries and benefits expenses for our finance, legal, administrative, human resources, and information technology and security teams. These costs also include consulting and professional service fees, transaction costs related to our acquisitions, software, travel, general office and administrative expenses, credit impairment losses, as well as public company costs including directors and officers liability insurance.

•Sales and Marketing. Sales and marketing expenses are comprised primarily of employee salaries and benefits expenses for our sales and marketing teams, amortization of contract acquisition costs, software, travel and advertising and marketing events. We intend to continue to grow our sales and marketing teams to support our growth strategy.

•Research and Development. Research and development expenses are comprised primarily of employee salaries and benefits for our product and innovation-related functions (net of tax credits), consulting and professional fees, software, travel and web hosting fees. Our research and development team is focused on both continuous improvement of our existing learning platform, as well as developing new product modules and features. In the immediate future, as Docebo’s growth continues, we expect our research and development costs to increase proportionately, however, over time we believe it is reasonable to expect that they will decline as a percentage of revenue.

•Share-based Compensation. Share-based compensation expenses are comprised of the value of stock options granted to employees expensed over the vesting period of the options, deferred share units (“DSUs”), restricted stock units (“RSUs”) and shares issued pursuant to the Employee Share Purchase Plan (“ESPP”). In addition, the Company’s board of directors may fix, from time to time, a portion of the total compensation (including an annual retainer) paid by the Company to a director in a calendar year for service on the Board (the “Director Fees”) and directors may elect to receive a portion of their total compensation (including cash retainer) in the form of DSUs.

•Foreign Exchange Loss. Foreign exchange loss primarily relates to translation of monetary assets and liabilities denominated in foreign currencies being translated into functional currencies at the foreign exchange rate applicable at the end of each period.

•Depreciation and Amortization. Depreciation and amortization expense primarily relates to depreciation on property and equipment, and amortization of ROU assets and intangible assets. Property and equipment are comprised of furniture and office equipment, leasehold improvements and land and building. ROU assets are comprised of capitalized leases. Intangible assets are comprised of acquired intangible assets.

Other Expenses

~~•~~Finance Income, net. This includes costs related to interest income less interest on lease obligations, accretion of interest on contingent consideration, amortization of financing costs and bank fees.

•Other Expense (Income), net. These costs are comprised of rental income from subleasing office space, offset by losses incurred upon termination of a sublease.

Results of Operations

The following table outlines our consolidated statements of income (loss) and comprehensive income (loss) for the periods indicated:

	Three months ended March 31,
	2023	2022
	$	$
Revenue	41,459	32,055
Cost of revenue	8,054	6,552
Gross profit	33,405	25,503

Operating expenses
General and administrative	7,556	7,375
Sales and marketing	16,772	13,747
Research and development	7,377	6,186
Share-based compensation	1,267	1,094
Foreign exchange loss	102	3,391
Depreciation and amortization	707	580
	33,781	32,373
Operating loss	(376)	(6,870)

Finance income, net	(2,167)	(19)
Other expense (income), net	183	(21)
Income (loss) before income taxes	1,608	(6,830)

Income tax expense	363	129

Net income (loss) for the period	1,245	(6,959)

Other comprehensive income
Item that may be reclassified subsequently to income:
Exchange gain on translation of foreign operations	(159)	(3,212)

Comprehensive income (loss)	1,404	(3,747)

Income (loss) per share - basic	0.04	(0.21)
Income (loss) per share - diluted	0.04	(0.21)
Weighted average number of common shares outstanding - basic	33,153,231	33,017,421
Weighted average number of common shares outstanding - diluted	34,159,651	33,017,421

Review of Operations for the three months ended March 31, 2023

Revenue

	Three months ended March 31,
	2023	2022	Change	Change
	$	$	$	%
Subscription revenue	38,844	29,128	9,716	33%
Professional services	2,615	2,927	(312)	(11)%
Total revenue	41,459	32,055	9,404	29%

Revenue increased from $32.1 million, to $41.5 million or 29% for the three months ended March 31, 2023 as compared to the equivalent period in the prior year. The increase was primarily driven by growth in our customer base, as well as up-selling to existing customers, as the number of customers rose from 2,947 as at March 31, 2022 to 3,506 as at March 31, 2023 and the Average Contract Value per customer increased from approximately $44 as at March 31, 2022 to approximately $47 as at March 31, 2023. Average Contract Value is not a recognized measure under IFRS. See “Non-IFRS Measures and Reconciliation of Non-IFRS Measures”.

Subscription revenue increased from $29.1 million to $38.8 million or 33% in the first quarter of 2023 as compared to the same quarter in 2022. Revenues from professional services decreased by $0.3 million or 11% in the first quarter of 2023 as compared to the same quarter in 2022.
Cost of Revenue

	Three months ended March 31,
	2023	2022	Change	Change
	$	$	$	%
Cost of revenue	8,054	6,552	1,502	23%
Percentage of total revenue	19.4%	20.4%

Cost of revenue increased from $6.6 million to $8.1 million or 23% for the three months ended March 31, 2023 as compared to the equivalent period in the prior year. The period over period increase in cost of revenue was primarily driven by the Company’s continued investment in headcount related to customer success and implementation to support the increased delivery of new customer implementations. Web hosting fees and third party service fees also increased as a result of higher revenues.

Gross Profit

	Three months ended March 31,
	2023	2022	Change	Change
	$	$	$	%
Gross profit	33,405	25,503	7,902	31%
Percentage of total revenue	80.6%	79.6%

Gross profit, being revenue less cost of revenues, increased from $25.5 million to $33.4 million and increased from 79.6% of revenue to 80.6% of revenue for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022.

Operating Expenses

	Three months ended March 31,
	2023	2022	Change	Change
	$	$	$	%
General and administrative	7,556	7,375	181	2%
Sales and marketing	16,772	13,747	3,025	22%
Research and development	7,377	6,186	1,191	19%
Share-based compensation	1,267	1,094	173	16%
Foreign exchange loss	102	3,391	(3,289)	(97)%
Depreciation and amortization	707	580	127	22%
Total operating expenses	33,781	32,373	1,408	4%

General and Administrative Expenses

	Three months ended March 31,
	2023	2022	Change	Change
	$	$	$	%
General and administrative	7,556	7,375	181	2%
Percentage of total revenue	18.2%	23.0%

General and administrative expenses increased from $7.4 million to $7.6 million or 2% for the three months ended March 31, 2023 as compared to the equivalent period in the prior year. Included in general and administrative expenses for the three months ended March 31, 2023 is $0.3 million in transaction-related costs. Excluding these costs, general and administrative expenses generally remained flat and represented 17.6% as a percentage of total revenue. Our general and administrative expenses as a percentage of total revenue decreased from 23.0% to 18.2% for the three months ended March 31, 2022 and March 31, 2023, respectively.

Sales and Marketing Expenses

	Three months ended March 31,
	2023	2022	Change	Change
	$	$	$	%
Sales and marketing	16,772	13,747	3,025	22%
Percentage of total revenue	40.5%	42.9%

Sales and marketing expenses increased from $13.7 million to $16.8 million or 22% for the three months ended March 31, 2023 as compared to the equivalent period in the prior year. The increase was primarily driven by growth in our headcount to support the Company’s growing customer base and sales expansion in new markets which resulted in higher personnel costs. The increase in sales and marketing expenses also included an increase in marketing and advertising costs, as well as an increase in sales-related travel costs. We expect to continue to grow our sales and marketing team and incrementally invest in advertising and marketing events for so long as we can efficiently increase our revenue base. Our sales and marketing expenses as a percentage of total revenue decreased from 42.9% to 40.5% for the three months ended March 31, 2022 and March 31, 2023, respectively.
Our sales and marketing expenses as a percentage of total revenue generally fluctuate quarterly within any given year based on the timing of advertising and marketing events; therefore, expressing sales and marketing expenses as a percentage of total revenue for any given quarter is not necessarily indicative of annual results. As we grow, we expect these fluctuations in sales and marketing expenses as a percentage of total revenue which are attributable to the fluctuations in the timing of advertising and marketing events will moderate.

Research and Development Expenses

	Three months ended March 31,
	2023	2022	Change	Change
	$	$	$	%
Research and development	7,377	6,186	1,191	19%
Percentage of total revenue	17.8%	19.3%

Research and development expenses increased from $6.2 million to $7.4 million or 19% for the three months ended March 31, 2023 as compared to the equivalent period in the prior year. The increase was primarily driven by growth in our headcount as the Company continues to focus on maintaining and improving its existing platform and the development of new products, which resulted in higher personnel costs. On an absolute dollar basis, we expect research and development expenses will continue to grow as the Company maintains its efforts to keep its products at the leading edge of learning technology but will decrease as a percentage of revenue over time. Our research and development expenses as a percentage of total revenue decreased from 19.3% to 17.8% for the three months ended March 31, 2022 and March 31, 2023, respectively.
Share-Based Compensation

	Three months ended March 31,
	2023	2022	Change	Change
	$	$	$	%
Share-based compensation	1,267	1,094	173	16%
Percentage of total revenue	3.1%	3.4%

Share-based compensation expense increased from $1.1 million to $1.3 million or 16% for the three months ended March 31, 2023 as compared to the equivalent period in the prior year. The increase was driven by equity compensation granted in the prior year as well as those granted in the first quarter of 2023.

Foreign Exchange Loss

	Three months ended March 31,
	2023	2022	Change	Change
	$	$	$	%
Foreign exchange loss	102	3,391	(3,289)	(97)%
Percentage of total revenue	0.2%	10.6%

Foreign exchange loss primarily relates to translation of monetary assets and liabilities denominated in foreign currencies into functional currencies at the foreign exchange rate applicable at the end of each period. The Company invested the proceeds from the TSX IPO, the bought deal offering of common shares of the Company which closed on August 27, 2020 (the “Bought Deal”) and the Nasdaq IPO in cash equivalents denominated in United States dollars. As a result of the movement of the United States dollar in comparison to the Canadian dollar, the Company’s functional currency, an unrealized foreign exchange loss was recorded for the three months ended March 31, 2023, which represents a significant portion of the movement during the periods.

Depreciation and Amortization

	Three months ended March 31,
	2023	2022	Change	Change
	$	$	$	%
Depreciation and amortization	707	580	127	22%
Percentage of total revenue	1.7%	1.8%

Depreciation and amortization expense increased from $0.6 million to $0.7 million or 22% for the three months ended March 31, 2023 as compared to the equivalent period in the prior year. The increase in depreciation and amortization expense was primarily due to the purchase of furniture and fixtures and new office leases as a result of the continued growth of the Company’s personnel.

Non-Operating Income

	Three months ended March 31,
	2023	2022	Change	Change
	$	$	$	%
Finance income, net	(2,167)	(19)	(2,148)	11,305%
Other (expense) income, net	183	(21)	204	(971)%

Finance Income, net

Finance income, net, increased by $2.1 million or 11305.3% for the three months ended March 31, 2023 as compared to the equivalent period in the prior year. The increase was driven an increase in interest income earned on cash and cash equivalents that include short-term investments in highly liquid marketable securities, having a term to maturity of one year or less, and earning interest income, as a result of higher interest rates.

Other Expense (Income), net

Other expense (income) is primarily comprised of losses incurred as a result of a terminated sublease offset by rental income from subleasing office space.

Key Statement of Financial Position Information

	March 31, 2023	December 31, 2022	Change	Change
	$	$	$	%
Cash and cash equivalents	215,831	216,293	(462)	0%
Total assets	295,154	283,669	11,485	4%
Total long-term liabilities	7,025	7,096	(71)	(1)%
Total liabilities	99,908	91,458	8,450	9%

Total Assets

March 31, 2023 compared to December 31, 2022

Total assets increased by $11.5 million or 4% from December 31, 2022 to March 31, 2023. The movement in assets was driven by an increase in trade and other receivables, contract costs, and prepaids and deposits offset by a reduction in cash and cash equivalents. The increase in trade and other receivables and contract costs of $8.0 million and $2.3 million, respectively, was a result of higher revenue recognized and the related receivables along with increased contract commission and fulfillment costs. The increase in prepaid and deposits of $2.3 million was a result of software purchases made in the first quarter of 2023. These increases were offset by a decrease in cash and cash equivalents of $0.5 million used to support operating and investing activities.

Total Liabilities

March 31, 2023 compared to December 31, 2022

Total liabilities increased by $8.5 million or 9% from December 31, 2022 to March 31, 2023. The movement in liabilities was driven by an increase in deferred revenue and trade and other payables. The increase in deferred revenue of $4.7 million was attributable to the growth in revenue, while the increase in trade and other payables of $3.4 million was due to increased expenses incurred to support the Company’s continue growth.

Quarterly Results of Operations

The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters ended June 30, 2021 to ended March 31, 2023. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements for the year ended December 31, 2022 and the unaudited condensed consolidated interim financial statements for the period ended March 31, 2023. This data should be read in conjunction with our audited annual financial statements for the year ended December 31, 2022 and the unaudited condensed consolidated interim financial statements for the period ended March 31, 2023. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
(In thousands of US dollars, except per share data)	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
	$	$	$	$	$	$	$	$
Revenue	41,459	38,955	36,966	34,936	32,055	29,801	27,068	25,631
Net income (loss) before taxes	1,608	1,781	10,369	2,462	(6,830)	(2,887)	1,456	(6,397)
Net income (loss) attributable to equity owners of the Company	1,245	1,600	10,274	2,103	(6,959)	(1,428)	661	(7,190)
Income (loss) per share - basic	0.04	0.05	0.31	0.06	(0.21)	(0.04)	0.02	(0.22)
Income (loss) per share - diluted	0.04	0.05	0.30	0.06	(0.21)	(0.04)	0.02	(0.22)
Revenue

Our total quarterly revenue increased sequentially for all periods presented which was primarily attributable to revenue from new customers, strong revenue retention and up-selling from existing customers, and delivery of professional services to customers. We cannot provide assurance that this pattern of sequential growth in revenue will continue.

Net Income (Loss)

Net income has improved relative to preceding periods as the Company continues to grow its revenue base while costs continue to decrease as a percentage of revenue. The net losses incurred in prior periods were primarily attributable to unrealized losses in foreign exchange due to the weakening of the Canadian dollar relative to the US dollar.

See "Results of Operations" in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net income (loss).

Liquidity, Capital Resources and Financing

Overview

The general objectives of our capital management strategy are to preserve our capacity to continue operating, provide benefits to our stakeholders and provide an adequate return on investment to our shareholders by selling our platform and services at a price that is commensurate with the level of operating risk we assume. We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

Working Capital

Our primary source of cash flow is revenue from operations and equity capital raises totaling $225.4 million including net proceeds from the IPOs and the Bought Deal. Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flow and performing budget-to-actual analysis on a regular basis.

Working Capital as at March 31, 2023 and 2022 was $180.0 million and $176.4 million, respectively. Working Capital is defined as current assets, excluding the current portion of the net investment in finance lease and contract costs, minus current liabilities, excluding borrowings, if any, and the current portion of contingent consideration and lease obligations. Working Capital is not a recognized measure under IFRS. See “Non-IFRS Measures and Reconciliation of Non-IFRS Measures”.

The following table represents the Company’s Working Capital position as at March 31:

	2023	2022
	$	$
Current assets	274,969	254,624
Less: Current portion of net investment in finance lease	(81)	(82)
Less: Current portion of contract costs	(4,732)	(2,966)
Current assets, net of net investment in finance lease and contract costs	270,156	251,576

Current liabilities	92,883	76,992
Less: Current portion of contingent consideration	(1,083)	(467)
Less: Current portion of lease obligations	(1,626)	(1,321)
Current liabilities, net of borrowings, contingent consideration and lease obligations	90,174	75,204
Working capital	179,982	176,372

Our principal cash requirements are for Working Capital. Given our existing cash and cash equivalents, along with net proceeds obtained from our capital raises as described above, we believe there is sufficient liquidity to meet our current and short-term growth requirements in addition to our long-term strategic objectives.

Cash Flows

The following table presents cash and cash equivalents as at March 31, 2023 and 2022, and cash flows from operating, investing, and financing activities for the three months ended March 31, 2023 and 2022:

	Three months ended March 31,
	2023	2022
	$	$
Cash and cash equivalents	215,831	211,982
Net cash provided by (used in):
Operating activities	(2,181)	(1,972)
Investing activities	(107)	(1,374)
Financing activities	1,695	103
Effect of foreign exchange on cash and cash equivalents	131	(98)
Net increase (decrease) in cash and cash equivalents	(462)	(3,341)

Cash Flows Used in Operating Activities

Cash flows used in operating activities for the three months ended March 31, 2023 were $2.2 million compared to $2.0 million for the three months ended March 31, 2022. The $2.2 million used in operating activities reflects net operating cash flow of $1.7 million, offset by $3.9 million used for changes in Working Capital accounts. Non-cash expenses primarily consisted of share-based compensation, depreciation and amortization, income tax expense, foreign currency losses partially offset by interest income. Cash used in Working Capital accounts was principally a function of a $7.3 million increase in trade and other accounts receivable due to the timing of collections from customers, and payments of $2.2 million of deferred contract costs, which consisted of sales commissions and fulfillment costs. The cash used in Working Capital accounts was partially offset by a $4.4 million increase in deferred revenue, as we expanded our customer base and renewed existing customers, and a $3.2 million increase in trade and other payables.

Cash Flows Used in Investing Activities

Cash flows used in investing activities for the three months ended March 31, 2023 were $0.1 million compared to $1.4 million for the three months ended March 31, 2022. Cash outflows for investing activities relate to investments in property and equipment to support headcount growth. Cash outflows for investing activities were higher in the equivalent period in the prior year due to the approximately $1.0 million business acquisition of Skillslive Edu Pty Ltd. in January 2022.

Cash Flows from Financing Activities

Cash flows from financing activities for the three months ended March 31, 2023 were $1.7 million compared to $0.1 million for the three months ended March 31, 2022. Cash flows from financing activities were higher due to an increase in interest income earned on cash and cash equivalents due to higher interest rates.

Free Cash Flow

Free Cash Flow is defined as cash used in operating activities less cash used for purchases of property and equipment and capitalized internal-use software costs, plus non-recurring expenditures such as the payment of acquisition-related compensation, the payment of transaction-related costs, and the payment of restructuring costs. Free Cash Flow is not a recognized measure under IFRS. See “Non-IFRS Measures and Reconciliation of Non-IFRS Measures”. The IFRS measure most directly comparable to Free Cash Flow presented in our financial statements is cash flow used in operating activities.

The following table reconciles our cash flow used in operating activities to Free Cash Flow:

	Three months ended March 31,
	2023	2022
	$	$
Cash flow used in operating activities	(2,181)	(1,972)
Less: Additions to property and equipment	(107)	(303)
Free Cash Flow	(2,288)	(2,275)
Free Cash Flow as a percentage of total revenue	(5.5)%	(7.1)%

Use of Proceeds from the Nasdaq IPO and the Bought Deal

As a result of the Bought Deal, the Company raised net proceeds of $18.1 million. These proceeds have been placed in cash and cash equivalents that include short-term investments in highly liquid marketable securities, having a term to maturity of one year or less. The Company’s use of proceeds from the Bought Deal has not changed from the disclosure set forth in the “Use of Proceeds” section of our short form prospectus dated August 24, 2020 to the date of this MD&A.

Additionally, as a result of the Nasdaq IPO, the Company raised net proceeds of $154.9 million. These proceeds have been placed in cash and cash equivalents that include short-term investments in highly liquid marketable securities, having a term to maturity of one year or less. The Company’s use of proceeds from the Nasdaq IPO has not changed from the disclosure set forth in the “Use of Proceeds” section of our prospectus supplement dated December 2, 2020 to the short form base shelf prospectus dated October 22, 2020 to the date of this MD&A.

Off-Balance Sheet Arrangements

We have not entered into off-balance sheet arrangements. Except for operating leases not recognized as ROU assets under IFRS 16, all of our liabilities and commitments are reflected as part of our statement of financial position. From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations.

Related Party Transactions

In the ordinary course of business, we may provide services (including our Platform) to, and enter into contracts with, related parties on terms similar to those offered to non-related parties. We have no related party transactions, other than those noted in Note 16 in our unaudited condensed consolidated interim financial statements.

Subsequent Events

In April 2023, the Company acquired all of the issued and outstanding shares of Circles Collective Inc. (o/a PeerBoard), a plug and play community-as-a-service platform. The acquisition of PeerBoard will expand Docebo’s external training offering and enhance the Company’s social learning capabilities. The acquisition will be accounted for as a business combination in accordance with IFRS 3, Business Combinations.

Total purchase consideration was $4,026, consisting of: (i) cash paid on closing of $2,526; (ii) issuance of 26,185 common shares of Docebo Inc. with total fair value of $1,000; and (iii) $500 of cash payable of which 50% is due on the first year anniversary and the remaining 50% is due on the second year anniversary of the acquisition, subject to any representations and warranties deductions. In addition, potential future consideration of up to $4,000,000 in cash over the three years following the closing date is owing to an employee of the acquiree based on the achievement of both performance milestones and continued employment. Given the continued employment requirement, these earn-out payouts will be accounted for as compensation for post-acquisition services and are not considered purchase consideration in the business combination.

Financial Instruments and Other Instruments

Credit Risk

Generally, the carrying amount in our consolidated statement of financial position exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.

Our credit risk is primarily attributable to our cash and cash equivalents and trade and other receivables. We do not require guarantees from our customers. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions.

Due to our diverse customer base, there is no particular concentration of credit risk related to our trade and other receivables. Moreover, balances for trade and other receivables are managed and analyzed on an ongoing basis to ensure allowances for doubtful accounts are established and maintained at an appropriate amount.

We estimate anticipated losses from doubtful accounts based upon the expected collectability of all trade and other receivables, which estimate takes into account the number of days past due, collection history, identification of specific customer exposure and current economic trends. An impairment loss on trade and other receivables is calculated as the difference between the carrying amount and the present value of the estimated future cash flow. Impairment losses are charged to general and administrative expense in the consolidated statements of (loss) income and comprehensive loss. Receivables for which an impairment provision was recognized are written off against the corresponding provision when they are deemed uncollectible. Impairment losses for trade receivables are based on the expected credit loss model. The Company applies the simplified approach to impairment for trade and other receivables by recognizing lifetime expected losses on initial recognition through both the analysis of historical defaults and a reassessment of counterparty credit risk in revenue contracts on an annual basis.

The maximum exposure to credit risk at the date hereof is the carrying value of each class of receivables mentioned above. We do not hold any collateral as security.

Foreign Currency Exchange Risk

We are exposed to currency risk due to financial instruments denominated in foreign currencies. The Company’s primary exposure with respect to foreign currencies is from U.S. dollar denominated cash and cash equivalents, trade and other receivables, and trade and other payables in entities whose functional currency is other than U.S. dollars.

We have not entered into arrangements to hedge our exposure to currency risk.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management’s best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. Areas requiring the most significant estimates and judgments which are deemed critical are outlined below.

Revenue Recognition

Revenue recognition requires judgment and the use of estimates, especially in evaluating the various non-standard terms and conditions in our contracts with customers as to their effect on reported revenue.

The Company derives its revenues from two main sources: subscription and professional services revenue, which includes services such as initial project management and training and integration. Professional services do not include significant customization to, or development of, the software. Revenue is recognized by applying the five-step framework under IFRS 15 Revenue from contracts with customers, as described in Note 3 of our audited annual consolidated financial statements for the year ended December 31, 2022.

The Company enters into significant revenue contracts with certain large enterprise customers that contain non-standard terms and conditions, pricing and promised services. Significant management judgement can be required to assess the impact of these items on the amount and timing of revenue recognition for these contracts including the determination of performance obligations, calculation of transaction price, allocation of transaction price across performance obligations, and timing of revenue recognition.

Outstanding Share Information

We are currently authorized to issue an unlimited number of common shares. As of the date hereof, 33,013,459 common shares, 1,497,212 stock options, 90,613 DSUs and 183,906 RSUs are issued and outstanding.

Foreign Currency Exchange (“FX”) Rates

Although our functional currency is the Canadian dollar, we have elected to report our financial results in U.S. dollars to improve the comparability of our financial results with our peers. Reporting our financial results in U.S. dollars also reduces the impact of foreign currency exchange fluctuations in the Company’s reported amounts, as our transactions denominated in U.S. dollars are significantly larger than Canadian dollars or Euros.

Our consolidated financial position and operating results have been translated to U.S. dollars applying FX rates outlined in the table below. FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar. FX rates represent the daily closing rate published by Thomson Reuters.

Period	Consolidated Statement of Financial Position	Consolidated Statement of Income (Loss) and Comprehensive Loss
	Current Rate	Average Rate
Three months ended March 31, 2022	$0.7981	$0.7890
Three months ended March 31, 2023	$0.7383	$0.7395

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Management of the Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures (as defined under applicable Canadian securities laws and by the United States Securities and Exchange Commission (“SEC”) in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (“the Exchange Act”) for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management determined that there were no material weaknesses in the Company’s internal control over financial reporting as of March 31, 2023.

In the three months ended March 31, 2023, we completed our migration of certain financial reporting systems and their accompanying financial information, which included changes to our underlying information technology infrastructure and internal controls over financial reporting.

Other than the system migration as described above, there have been no changes to the Company’s internal controls over financial reporting during the quarter ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.